Exhibit 23.5

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of CoreCivic, Inc. and subsidiaries for the registration of common stock, preferred stock, debt securities, guarantees of debt securities, warrants and units and to the incorporation by reference therein of our reports dated February 20, 2024, with respect to the consolidated financial statements of CoreCivic, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of CoreCivic, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP

Nashville, Tennessee March 4, 2024